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Exhibit 11.1

SERONO SA

CODE OF ETHICS ADOPTED BY THE BOARD OF DIRECTORS

        This Code of Ethics (the "Code") has been adopted by the Board of Serono S.A. ("Serono") on July 16, 2004 and subsequently amended on October 18, 2005. This Code summarizes the standards that the members of the Board of Directors (the "Directors"), the Chief Executive (the "CEO"), the members of the Executive Management Board, Regional Vice-Presidents and General managers (the "Executives), as well as the Chief Financial Officer, the group principal accounting officer and controller, and the regional and unit financial controllers (the "Financial Officers") are expected to follow in the performance of their duties.

        The Directors, CEO, Executives and Financial Officers shall:

  1.
  Act with honesty and integrity, avoiding actual or apparent conflicts of interest between their personal, financial or commercial interests and their responsibility to Serono and disclosing any such conflicts of interest to the appropriate Compliance Officer (as defined below);

  2.
  Provide information that is accurate, complete, reliable, objective, relevant, timely and understandable to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that Serono files with, or submits to, government authorities and stock exchanges and in other public communications;

  3.
  Conduct business in compliance with applicable laws and regulations in all material respects; including not limited to, any applicable antitrust or competition laws which prohibit any commercial behavior aimed at restraining or interfering with the action of the free market such as any price-fixing, market or customer allocation, predatory pricing, price discrimination and tying arrangements;

  4.
  Comply with the US Foreign Corrupt Practices Act and comparable foreign legislation, which prohibits the making or offering of any payment or reward of any kind, directly or indirectly to any foreign official in order to secure preferential treatment for Serono or for themselves;

  5.
  Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing their independent judgment to be subordinated;

  6.
  Respect the confidentiality of information acquired in the course of their work except when authorized or otherwise legally obligated to disclose it and not use such confidential information for personal advantage;

  7.
  Proactively promote and be an example of ethical behavior throughout the organization;

  8.
  Achieve responsible use of and control over all assets and resources employed or entrusted to them; and

  9.
  Promptly report to the appropriate Compliance Officer any known or suspected violations of this Code.

        Any change or waiver of this Code may be made only by the Board of Directors and will be disclosed as required by applicable laws.

        The appropriate Compliance Officer to whom any reporting of suspected violations by the Directors or CEO must be made will be the Chairman of the Audit Committee.

        In case of violation of this Code the Chairman of the Audit Committee shall make a recommendation to the Board of Directors on the appropriate action required to remedy such violation.

        Any suspected violation of this Code by the Executives and/or Financial Officers shall be reported to the Worldwide Compliance Officer. In case of violation of this Code the Worldwide Compliance Officer shall make a recommendation to the CEO on the appropriate action required to remedy such violation.

Coinsins, October 2005

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SERONO SA CODE OF ETHICS ADOPTED BY THE BOARD OF DIRECTORS